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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Osage Exploration and Development, Inc.
(Name of Issuer)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
68771L107
(CUSIP Number)
Michael M. Stewart, Esq.
20 North Broadway, Suite 1800
Oklahoma City, Oklahoma 73102
(405) 235-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68771L107

1	NAMES OF REPORTING PERSONS E. Peter Hoffman, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		6,040,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,040,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,040,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.37%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.0001 per share (“Common Stock”), of Osage Exploration and Development, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2445 Fifth Avenue, Suite 310, San Diego, California 92101.
Item 2. Identity and Background
The name of the person filing this Statement is E. Peter Hoffman, Jr. Mr. Hoffman’s business address is 6301 N. Western, Suite 260, Oklahoma City, Oklahoma 73118. Mr. Hoffman’s principal occupation relates to providing consulting and management services to certain business interests in which he has equity positions. In the last five years, Mr. Hoffman has neither been (a) convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) nor (b) subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of having been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. Hoffman is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
Using personal funds available to him, Mr. Hoffman acquired 5,040,000 shares of Common Stock pursuant to three separate private stock purchase transactions from three different sellers on terms described under Item 5(c) of this Statement. In addition, Mr. Hoffman was issued 1,000,000 shares of Common Stock in lieu of any other financial consideration for consulting services Mr. Hoffman will provide to the Issuer. Terms of Mr. Hoffman’s agreement with the Issuer relating to the consulting arrangement and shares of Common Stock payable as consideration for such services are described below under Item 5(c).
Item 4. Purpose of Transaction
As of the date of this Statement, Mr. Hoffman:
(a) does not have specific plans or proposals which may result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; provided, however, that Mr. Hoffman may, from time to time, acquire or dispose of shares of Common Stock for investment purposes.
Mr. Hoffman has no plans or proposals which relate to or would result in any of the following actions, other than any such plans or proposals that may be considered from time to time by Mr. Hoffman in his capacity as a consultant to the Issuer:
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a) Mr. Hoffman is the beneficial owner of 6,040,000 shares of Common Stock, which constitutes 15.37% of the outstanding shares of Common Stock. The beneficial ownership percentage of Mr. Hoffman is calculated based on 38,309,775 shares of Common Stock outstanding as of June 30, 2008, which consists of 37,309,775 shares of Common Stock outstanding as of May 12, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 14, 2008 plus 1,000,000 shares of Common Stock issued to Mr. Hoffman on July 2, 2008 as described elsewhere herein.
(b) Mr. Hoffman has sole voting and dispositive power with respect to all of the 6,040,000 shares of Common Stock beneficially owned by him.
(c) On June 25, 2008, Mr. Hoffman acquired 5,040,000 shares of Common Stock pursuant to three separate private stock acquisitions for $0.20 per share or a total of $1,008,000.
In addition to the foregoing, on July 2, 2008, Mr. Hoffman and the Issuer executed a consulting agreement (“Consulting Agreement”) pursuant to which the Issuer agreed to issue to Mr. Hoffman 1,000,000 shares of Common Stock in lieu of any other financial consideration for consulting services Mr. Hoffman will provide to the Issuer. On July 2, 2008, the closing price of the Issuer’s common stock was $0.50 per share.
Under the terms of the Consulting Agreement, Mr. Hoffman has agreed to provide financial consulting services to the Issuer for a twelve month period beginning on July 2, 2008. The Consulting Agreement may be terminated by the Issuer at any time with 30 days written notice, and Mr. Hoffman may terminate the Consulting Agreement with 30 days written notice if there is a change in control of the Issuer or a material change in management.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The 1,000,000 shares of Common Stock issued to Mr. Hoffman under the terms of the Consulting Agreement are not registered under the Securities Act, and are therefore “restricted securities” within the meaning of Rule 144 of the Securities Act and can be sold or otherwise transferred only if certain conditions set forth in the rule are met.
Item 7. Material to Be Filed as Exhibits
The following Exhibit is filed with this Statement:
6.1	Independent Contractor Agreement dated July 2, 2008 by and between the Issuer and Mr. Hoffman.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 3, 2008.	/s/ E. Peter Hoffman, Jr.

E. Peter Hoffman, Jr.

Exhibit Index
6.1	Independent Contractor Agreement dated July 2, 2008 by and between the Issuer and Mr. Hoffman.